Form 51-901F

QUARTERLY REPORT

Incorporated as part of:                  [_]     Schedule A
                                          [X]     Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER                            IANETT INTERNATIONAL SYSTEMS TD.

ISSUER ADDRESS                            301-1281 WEST GEORGIA STREET
                                          VANCOUVER, BRITISH COLUMBIA, V6E 3J5

ISSUER TELEPHONE NUMBER                   (604) 484-6693

CONTACT PERSON                            GORDON SAMSON

CONTACT'S POSITION                        CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER                  (604) 484-6693

CONTACT EMAIL ADDRESS:                    GORDSAMSON@IANETT.COM

FOR QUARTER ENDED                         MARCH 31,2002

DATE OF REPORT                            MAY 29, 2002

WEBSITE ADDRESS:                          WWW.IANETT.COM

                                  CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. THIS FORM IS INCORPORATED AS PART OF THE REQUIRED FILING OF SCHEDULE B & C.

"RICK THOMAS"                                         02/05/29
---------------------                                 ----------------------
RICK THOMAS, DIRECTOR                                 DATE SIGNED (YY/MM/DD)

"GORDON SAMSON"                                       02/05/29
---------------------                                 ----------------------
GORDON SAMSON, DIRECTOR                               DATE SIGNED (YY/MM/DD)
iaNett International Systems Ltd.
Quarterly Report to March 31, 2002
SCHEDULE B: SUPPLEMENTARY INFORMATION

1. NINE MONTHS TO MARCH 31, 2002

Breakdown of direct costs:
                                      This Quarter               Year to Date
                                 ----------------------      -------------------------
                                   2002          2001           2002           2001
                                 --------     ---------      ---------      ----------
Labour                           $  3,548     $  57,992      $   3,548      $  916,483
Lists                                  --         2,231             --          11,694
Mailing                             9,101        10,729          9,101         104,957
Printing                               --            64             --          37,164
Distribution                           --            22             --           3,991
Computer Hardware                      --         2,672             --          51,641
Media Placement                        --            --             --              --
Website Hosting and e-mail             --         9,451             --          11,468
Stock Market Services                  --        49,465             --          54,465
Other                                  --          (758)            --           9,491
--------------------------------------------------------------------------------------
TOTAL                            $ 12,649     $ 131,868      $  12,649      $1,201,355
======================================================================================
Breakdown of General and Administrative Expenses:
                                      This Quarter               Year to Date
                                 ----------------------      -------------------------
                                   2002          2001           2002           2001
                                 --------     ---------      ---------      ----------
Accounting and legal             $ 42,195     $  41,037      $ 134,872      $  168,676
Advertising and promotion           2,122          (618)         5,743         158,727
Annual General Meeting Costs       18,444       125,436         18,444         257,432
Automotive                             --            --             --           7,276
Bad debt                               --        98,579         20,668         108,654
Bank charges and interest           1,323        16,281          2,132          34,820
Brokerage fees/regulatory          50,018         6,562         74,369          80,289
Computer maintenance                   --            --             --           9,662
Couriers and freight                  225           818            225          10,954
Donations                              --            --             --             520
Education and training                 70            --             70          22,907
Equipment lease                        --       (24,889)          (407)        180,927
Insurance, licences and dues           --         7,395          2,674          16,143
Miscellaneous                          --           546             --           5,459
Office                              4,296        15,536          4,696          98,696
Office rent                         2,900        47,520         13,513         148,646
Salaries and consultants           49,230       135,756        103,359       1,054,912
Telephone                             799        16,443          2,248          62,369
Travel and entertainment            1,146         7,888          1,503          64,246
--------------------------------------------------------------------------------------
TOTAL                            $172,769     $ 494,291      $ 384,110      $2,491,313
======================================================================================

2. RELATED PARTY TRANSACTIONS

There were no related party transactions during the period with individuals or companies that were controlled by directors or by officers of the Company.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

         (a)      Common shares issued

                                            Number of               Total        Type of         Commission
Date                    Type of Issue         Shares     Price      Proceeds     Consideration   Paid
-----------------------------------------------------------------------------------------------------------
February 6, 2002        Warrant exercise      60,000     $0.10     $ 6,000.00       Cash         $ 0.00
February 11, 2002       Warrant exercise     100,000     $0.10      10,000.00       Cash         $ 0.00
February 28, 2002       Warrant exercise      50,000     $0.10       5,000.00       Cash         $ 0.00
March 6, 2002           Warrant exercise      40,000     $0.10       4,000.00       Cash         $ 0.00
January 29, 2002        Option exercise       70,000     $0.10       7,000.00       Cash         $ 0.00
February 7, 2002        Option exercise       20,000     $0.10       2,000.00       Cash         $ 0.00
-----------------------------------------------------------------------------------------------------------
                        Total                340,000               $34,000.00       Cash         $ 0.00
-----------------------------------------------------------------------------------------------------------

         (b)      Options granted

                  1.    500,000 options at $0.20 per share until January 4, 2007

                  2.    250,000 options at $0.14 per share until March 21, 2007

         (c)      Warrants granted

                  NIL

         (d)      Shares issued for debt

                  NIL

4. SUMMARY OF SECURITIES AS AT MARCH 31, 2002

         (a)      Share Capital

                           Authorized: 100,000,000 Common Shares without par
                                       value 20,000,000 Preferred Shares with
                                       $0.001 par value

                           Issued:     16,461,328 Common Shares without
                                       par value

         (b) Number and recorded value for common shares issued and outstanding.

                                            March 2002                     June 2001
                                  --------------------------      -------------------------
                                    Number          Amount         Number         Amount
-------------------------------------------------------------------------------------------
Balance, beginning of period:     16,121,328     $33,659,264      5,445,851     $32,590,326

Shares issued for cash:
    Stock options                     90,000           9,000             --              --
    Warrants                         250,000          25,000             --              --
    Special Warrants                      --              --             --              --
    Private placement                     --              --      4,838,000         483,800
    Performance shares                    --              --             --              --

Shares issued for other
consideration
    For debt                              --              --      5,469,477         548,338
    For subsidiary                        --         368,000         36,800
    Finder's fee                          --              --             --              --
    Cash share issuance costs             --              --             --              --
-------------------------------------------------------------------------------------------
Balance, end of period            16,461,328      33,693,264     16,121,328      33,659,264
===========================================================================================

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.


         (c)      Outstanding options, warrants and convertible securities

Number of                       Exercise
Outstanding Options             Price                  Expiry Date
-------------------------------------------------------------------
          1,000                 $0.10                 July 12, 2004
          1,250                 $0.10              November 8, 2004
          6,500                 $0.10             December 21, 2004
         22,000                 $0.10             September 5, 2005
         55,000                 $0.10             November 23, 2005
         35,000                 $0.10             November 23, 2005
        789,250                 $0.10               October 2, 2006
        500,000                 $0.20               January 4, 2007
        250,000                 $0.14                March 21, 2007
-------------------------------------------------------------------
      1,660,000

         (d)      Summary of warrants outstanding:

Number of Warrants        Exercise                  Expiry
and Shares                Price                     Date
-------------------------------------------------------------
  178,100                $   9.10                June 2, 2002
2,150,000                $   0.10             October 5, 2002
2,438,000                $   0.12           November 20, 2003
-------------------------------------------------------------
4,766,100

5. DIRECTORS AND OFFICERS

         Rick Thomas - President & CEO, Director
         Marcus New - Director and Secretary
         Gordon A. Samson - Chief Financial Officer, Director
         Shone Anstey - Director
                       iaNett International Systems Ltd.
                 (Formerly called Wsi Interactive Corporation)

Schedule C: Management Discussion and Analysis

1. Description of Business

During the previous quarter the Company entered into an Agreement in Principle as at November 21, 2001 and a final Share Exchange Agreement dated March 1, 2002 with the Data Fortress Technologies Group (2002) Inc., ("DFTG")

The Share Exchange Agreement was entered into by iaNett, DFTG, the wholly owned subsidiaries, Data Fortress Technologies Ltd., Pacific Ram Distribution Ltd., Connect West Networks Ltd., and the DFTG Shareholders. Pursuant to the Share Purchase Agreement, the DFTG Shareholders have agreed to transfer all of the issued and outstanding DFTG Shares, being 30,000,000 DFTG Shares in exchange for 30,000,000 iaNett Shares at a price of $0.10 per share, on the basis of one exchanged iaNett Share for each one DFTG Share.

The Data Fortress Group is a related mix of companies all incorporated under the laws of British Columbia. The current consolidated business provides collocation and managed server hosting services, augmented by the related companies that provide wholesale complimentary equipment sales, complimentary contract IT networking services and the operation of a redundant 3.2 kilometer fiber optic ring ("data loop") in downtown Vancouver, connecting the Data Fortress data center to the Internet backbone.

Restructuring Plans of the Business

The Company in its restructuring plan committed to a business combination with an established operation with a track record of significant revenues and a substantial asset base. The view to success was to identify an enterprise with an established track record and revenue model, combined with the opportunity for material growth in the same business as the Issuer to enable the leveraging of remaining assets. The Company has considerable experience with direct marketing opportunities on the Internet through the former expertise of its direct database marketing division, Western Shores, and the former expertise of its other complementary divisions, MediaNet and TargetPacks. Management believes it has also accomplished this objective with the proposed acquisition of the Data Fortress Group.

2. Discussion of Operations

As part of the reorganization plan, a proposal to creditors was announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended. The creditors at a meeting held on August 2, 2001 approved the proposal, and, court approval was obtained on August 24, 2001. The details of the proposal were as follows:

(1) any creditor with a provable claim of $1,000 or less (or is prepared to settle its claim for $1,000) will receive payment of its provable claim in full;

(2) any creditor with a provable claim in excess of $1,000 will receive 25% of that General Creditors provable claim, in full and final satisfaction of that General Creditor's Provable Claim; or

(3) in the alternative to 1. or 2. a Creditor may choose to convert their provable claims into common shares in the capital of the Company, with such restriction as may be imposed by the rele vant regulatory authorities, at a conversion price of $0.18 per share. The conversion price was calculated at the closing price of the Company's shares as listed on the CDNX as at July 4, 2001, the date when the Notice of Intention to File a Proposal was filed.

Regulatory approval from the CDNX was received on October 18, 2001 to settle $984,505.86 in creditors provable claims with 5,469,477 common shares. Additionally, a total of $136,618.23 in cash payments was made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt.

Under the terms of the Act, a levy of 5% payable in cash and shares is to be paid to the Receiver General of Canada. The levy is to be taken proportionately from each creditor.

3. Management Discussion and Analysis of Financial Information

The following discussion and analysis explains trends in the Company's financial condition and results of operations for the third quarter ended March 31, 2002. These financial statements have been prepared in accordance with Section 1751 of the Chartered Accountants ("CICA") handbook. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements contained in Schedule A and B to this report. Accounting policies and methods have not changed. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

Results of Operations

During the quarter ended March 31, 2002, the Company had a net operating loss of ($162 thousand, or $0.01 per share primarily as a result of the sponsor and legal costs ($90,000) associated with the proposed reverse take -over ("RTO") transaction with the Data Fortress Technologies Group (2002) Inc.,("DFTG"). The Year to date Income of $360 thousand is the continued result of the gains recorded on the settlement of debt finalized in the previous quarter. The Company issued shares at a deemed value of $0.18 per common share, the last traded price prior to the July 4, 2001 announcement of the formal proposal and recorded the common share issuance at the market value of $0.11 as at the date of issuance during this quarter. Additionally, $136,618.23 in cash payments were made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt, also resulting in a gain on debt. Management considers this result as a one time restructuring gain and does not anticipate further similar events. Operating costs while significantly decreased from the same period ending March 31, 2001 are reflective of the restructuring over the ensuing period. The operating costs for the quarter are however, significantly higher from the previous quarter ending December 31,2001 reflecting the le gal and other related expenses to the proposed reverse merger transaction with the Data Fortress Group and, after adjusting the impact of the debt settlement costs of the previous quarter. Staff levels remain at minimal levels with required services contracted out, which is considered closer to a realistic level based on current activity. In the future, where appropriate, growth will be managed by subcontracting services until an ongoing permanent need is established, at which time additional employees will be hired. This will efficiently manage the Company's forecasted operations and contain the associated overhead costs.

General and Administrative Costs

General and administrative costs for the quarter ended March 31, 2002 were $173,000. These costs as stated reflect an increase over the previous quarter as a result of legal costs and related expenses associated with the proposed reverse merger with DFTG. They are however, significantly lower than the same period ending March 31, 2001 reflecting the downsizing that took effect during the year 2001.

Liquidity And Capital Resources

Cash reserves increased during the Company's quarter decreased from $53,000 to $3,000. Stock options and warrants were exercised during the period for proceeds of $34,000.No debt instruments were negotiated during the period. During the quarter, the primary use of cash was to fund operations and costs associated with the proposed reverse merger transaction with DFTG. The Company's working capital position has decreased from December 31, 2001 from 180,000 as a consequence of the above described transaction costs. The Company's working capital position as at March 31, 2002 is $52,000 which management believes is sufficient to fund costs and operations to the closing of the proposed merger with DFTG. Although the restructuring plan has significantly reduced operating costs, based on current operations the Company does not expect to become profitable until the reverse merger is completed with the Data Fortress Groups' operation with required shareholder and regulatory approvals, failing this, new capital to finance and grow current operations may be required.

4. Legal Proceedings

To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties and all known actions have been settled or dismissed.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.

5. Subsequent Events

At the Annual and Special General Meeting of Shareholders held on April 19, 2002, the Company received shareholder approval for the Acquisition of all of the issued and outstanding shares of Data Fortress Technology Group (2002) Inc. ("DFTG") in consideration of the issuance by the Company of 30,000,000 common shares at a deemed value of $0.10 per common share. All of the other proposed resolutions as set out in the Information Circular dated March, 2002 were passed by the Shareholders